111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

October 7, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	Mavenir Systems, Inc.

Registration Statement on Form S-1

First Submitted Confidentially on December 20, 2012

Second Confidential Submission of February 6, 2013

Third Confidential Submission of February 8, 2013

Fourth Confidential Submission of April 10, 2013

Fifth Confidential Submission of May 6, 2013

Sixth Confidential Submission of September 23, 2013

Filed Publicly on October 4, 2013

CIK No. 1361470, File No. 333-191563

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Mavenir Systems, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 3, 2013 (the “Staff Letter”) relating to the above-referenced submissions and filings (the “Previous Submissions and Filings”). The Company is concurrently filing an amended registration statement on Form S-1 (“Amendment No. 1”, together with the Previous Submissions and Filings, the “Registration Statement”).

In this letter, we have reproduced the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to the pages of Amendment No. 1.

Determination of the Fair Value of Common Stock on Grant or Modification Dates, page 70

1.	The tabular disclosure on page 70 indicates that you granted 209,000 options on May 8, 2013. Please update your disclosure to discuss the valuation associated with this grant.

Austin    Beijing    Dallas    Houston    London     New York    Research Triangle Park    The Woodlands    Washington, DC

Securities and Exchange Commission

Re: Mavenir Systems, Inc.

October 7, 2013

Response: The Company respectfully advises the Staff that its Board of Directors considered the valuation report of March 8, 2013 and other factors described on pages 74 and 75 of the Registration Statement in determining the fair market value of the Company’s common stock in connection with the May 8, 2013 grant of 209,250 options. This is now clarified on page 74 of the Registration Statement.

2.	We note your disclosure on page 76 describes option grants made on August 7, 2013 that include an exercise price equal to the IPO price. When your IPO price is known, please update your disclosure to indicate the expected compensation expense associated with this grant. Additionally, please describe the vesting terms and other material information with respect to these options. Finally, expand your discussion of the material terms of the grants on page 123.

Response: With respect to the August 7, 2013 option grants, the Company (1) considered Accounting Standards Codification (ASC) 718-10-55-83 and concluded that the grant date has not yet occurred and will occur in the future when the IPO price is determined, and (2) reviewed the criteria of ASC 718-10-55-108 and concluded that the service inception date preceded the grant date for such options. The result is that these options are subject to variable accounting and will be subject to remeasurement at the end of each reporting period until the IPO is completed, at which time they will become subject to fixed accounting. The Company respectfully advises the Staff that it will update its disclosure regarding the August 7, 2013 option grants to indicate the expected compensation expense when its IPO price is known.

In addition, the Company has revised pages 76 and 123 of the Registration Statement in response to the Staff’s comment.

Stock Option Plan, page F-31

3.	We note that you removed disclosure required by ASC 718-10-50-2(d)(1) and 2(e)(1) and (2). Please revise to include all of the disclosures required by ASC 718-10-50-2, as applicable.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages F-31 and F-32.

Item 15. Recent Sales of Unregistered Securities, page II-2

4.	Please add disclosure regarding the August 7, 2013 option grant. See Item 701 of Regulation S-K.

Securities and Exchange Commission

Re: Mavenir Systems, Inc.

October 7, 2013

Response: The required disclosure is now included on page II-2 of the Registration Statement.

Please refer any questions to the undersigned at (512) 320-9229.

Respectfully submitted,

Andrews Kurth LLP

/s/ Alan Bickerstaff
Alan Bickerstaff